SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September, 2011

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Definitive Agreements to Acquire Air2Web and CASEE

On September 22, 2011, Velti plc (the "Company" or "Velti") announced entry into definitive agreements to acquire Air2Web, Inc. ("Air2Web"), a Delaware Corporation with operations in the United States and India, and the remaining interests not previously owned by Velti in Ydon Holdings Ltd., a British Virgin Islands corporation. Ydon Holdings Ltd. is the owner of Beijing Casee Indefinite Advertising Co., Ltd. ("CASEE"), a public mobile advertising exchange in the People's Republic of China. A copy of the press release announcing this is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Safe Harbor Statement

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This 6-K contains forward-looking statements regarding the expected closing and the benefits of the acquisition of Air2Web and of the remaining equity interests in CASEE, respectively, the synergies brought by each acquisition, the expected growth in mobile advertising and marketing and the opportunities for further growth, globally, both for Velti and in connection with the acquisitions of these two businesses, that involve risks and uncertainties concerning Velti's proposed acquisitions of Air2Web and CASEE, anticipated product information, estimates of future results of operations and general business outlook. When used in this press release, the words "anticipates", "estimates", "may", "can", "will", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Velti, Air2Web or CASEE, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this press release due to a number of risks and uncertainties. The achievement or success of the matters covered by such forward-looking statements involve risks, uncertainties and assumptions, and if any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the company's results could differ materially from the results expressed or implied by the forward-looking statements we make. These risks and uncertainties include - but are not limited to - risks associated with our ability to complete the acquisitions and achieve the benefits expected of the acquisitions, to realize the synergies of the acquisitions and to expand our customer base as a result, to maintain the employees, customers, suppliers and other strategic relationships of each acquired company, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the company's results is included in our annual report on Form 20-F and in our registration statement on Form F-1 filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time.

Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

EXHIBITS

Exhibit Number	Description

99.1	Press Release, dated September 22, 2011: Velti Announces Entry Into Definitive Agreements to Acquire Air2Web and CASEE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Wilson W. Cheung
Name:	Wilson W. Cheung
Title:	Chief Financial Officer

Date: September 23, 2011